

June 13, 2012

Via Email
Kevin Friedmann, Esq.
Richardson & Patel LLP
750 Third Avenue, 9th Floor
New York, NY 10017

> **Re:** **Cryo-Cell International, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed on June 6, 2012 by Ki Yong Choi, Gary Weinhouse, Michael W. Cho, Warren Hoeffler, Michael D. Coffee and Ajay Badlani**
> **Additional Soliciting Materials filed on Schedule 14A**
> **Filed on June 7, 2012**
> **File No. 0-23386**

Dear Mr. Friedmann:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy

General

1. Revise the preliminary proxy statement to clearly mark it as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2. Please include information as of the most reasonable practicable date. In this regard, please fill in all blanks and missing information. For example, please provide the information required by Item 4(b)(4) of Schedule 14A and update the information required by Item 5(b) as of the most reasonable practicable date.

Background And Reasons For Mr. Choi's Solicitation, page 3

3.   Further highlight the material discussions, if any, between the participants and the Dissenter group/current board from the time of the proposed term sheet issuance in August 2011 up to and including the participants' current solicitation. If no discussions have taken place, revise to clarify this fact also.

4.   Discuss the specific plans that the nominees intend to advocate for if elected that would address each of the concerns regarding the current Board. In this regard, we note disclosure in the proxy statement of the participants' plans to put in place an "aggressive business plan." We further note reference to action the participants indicate they would take if elected in soliciting materials filed on June 7, 2012. Please revise your proxy statement to clarify any such plans. We may have further comment.

5.   We refer to the Schedule 13D/A filed by Mr. Choi in August 2011 which contemplated minority representation on the Board alongside persons who are now current members of the Board. Please supplement your disclosure here and/or in disclosure appearing under Proposal 1, to explain why the participants are now soliciting to replace the majority of the Board and no longer seek minority representation.

6.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Please adequately support each of the assertions made in this section. For example, support or remove the assertion that:

    •   the current Board failed to "be receptive to input from fellow stockholders…";
    •   the assertion that there is no indication that the current Board has explored opportunities to expand the company's product offerings to include storage of other types of stem cells and other ancillary services; and,
    •   the assertion that the company has ample resources to rectify its internal control issues. These are only examples. Revise other areas of the proxy as necessary.

7.   Where you provide support for statements or assertions, make sure that you appropriately explain the underlying context. For example, accompany the statement that the company's stock price depreciated from August 25, 2011 to June 4, 2012 with an explanation that the stock experienced significant volatility over that period. Further, explain why Mr. Choi believes the balance of cash and marketable securities is an appropriate barometer of the value of all stockholders' investments in the company as opposed to other measures.

8.   The statement "[r]evenues were flat during the fiscal year ended November 30, 2011 and have declined during the first quarter of the current fiscal year, all since the Dissenters' nominees assumed management of the Company" appears inappropriate since the current Board took office only on August 25, 2011, or nearly nine months into fiscal 2011.

Please refrain from attributing events prior to the current Board's term to the current Board.

Proposal No. 1 Election of Directors, page 4

9.   Please clarify whether the nominations were made timely and whether the Choi participants believe they are in compliance with the provisions set forth in the company's constitutive documents with respect to the advance notice requirements.

10.   Please clarify the terms of office of Messrs. Choi and Cho on the Board and the reason why their terms ended as of the date of the 2011 annual meeting.

11.   Please ensure the biographical information of each of the nominees complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, we note that Mr. Cho's directorship of the company is not referenced in his biographical sketch.

12.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

- "Mr. Choi is an innovative problem solver and has strong leadership skills necessary to provide guidance and direction to the Company...";
- Mr. Weinhouse has domestic and international "experience *building value* in high growth companies…," (emphasis added); and,
- Mr. Badlani will be "instrumental in assisting the company with capital raising and management…"

Please note that this comment also applies to similar statements made in soliciting materials filed on June 7, 2012. Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Additional Information, page 7

13.   You disclose that if any of the nominees "is unable to serve or for good cause will not serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Mr. Choi." Please confirm for us that should the participants identify or nominate a substitute nominee before the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute

nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

14.   We note that, if elected, you plan to appoint a new Chief Executive Officer, which you have not yet identified. Revise to clarify who, if anyone, will serve as interim Chief Executive Officer during the search for a permanent candidate. Also, disclose whether or not you plan to possibly appoint any of your nominees as an interim CEO and/or permanent candidate.

Discretionary Voting, page 10

15.   In light of the contested nature of the solicitation, it is our understanding that brokers may not exercise discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine or not. Please revise to indicate that brokers will not have discretionary authority to vote the shareholders' shares of common stock on Proposals 2 and 3 in addition to Proposal 1.

Solicitation Of Proxies, page 11

16.   We note that you may solicit proxies by mail, fax, telephone, telegraph, e-mail, other Internet media, in person and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

17.   Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Information From The Company's Proxy, page 12

18.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

19.   We note the disclaimer that you do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of you. While you may include appropriate language about the

limits on the reliability of information, you may not disclaim responsibility for its accuracy. Please revise.

20.   Refer to disclosure on page 12 under the italicized heading "Other Matters" and analogous disclosure on page 12 under the caption "Other Matters". Please revise to remove duplicative disclosure. Also, throughout the proxy statement, as applicable, consistently disclose that the participants would exercise discretionary voting authority only with respect to matters not known a reasonable time prior to the Annual Meeting. Refer to Rule 14a-4(c)(3).

Additional Soliciting Materials filed June 7, 2012 on Schedule 14A

Why will I be asking for your support to replace the Cryo-Cell Board?

21.   We note statements that the current Board has failed to meet stated goals, improve Cryo-Cell's prospects, expand operations and make good on promises. In future filings, please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. Support should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Where you enumerate multiple goals and state that the current Board has not met them, provide support related to each goal. For example, we see no factual support related to the assertion that the Board failed to "be receptive to input from fellow stockholders."

What are my plans to enhance stockholder value?

22.   Please explain in your preliminary proxy statement what you deem to be "unnecessary expenses." In addition, please clarify how the nominees intend to "[d]eploy capital in stockholder value enhancing projects." Additionally, in future filings of soliciting materials, please ensure you include any such clarifying statements to support the assertions you are making.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

Kevin Fiedmann, Esq.
Richardson & Patel LLP
June 13, 2012
Page 6

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458 or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions